UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Log Point Technologies, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   540474 10 3
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                                 (CUSIP Number)

                           Samuel P. Shanks, President
                          Log Point Technologies, Inc.
             465 Fairchild Drive, Suite 111, Mountain View, CA 94043
                                 (650) 967-3974
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 18, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540574 10 3

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Samuel P. Shanks           (650) 967-3974

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         No

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

-----------------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
BY OWNED BY EACH REPORTING      7.         SOLE VOTING POWER                    2,029,824
PERSON WITH
-----------------------------------------------------------------------------------------


                                8.         SHARED VOTING POWER                  0
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                                9.         SOLE DISPOSITIVE POWER               2,029,824
-----------------------------------------------------------------------------------------


                                10.        SHARE DISPOSITIVE POWER              0
-----------------------------------------------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Samuel P. Shanks           2,029,824

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not Applicable

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.35%

14.      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed by Mr. Samuel P. Shanks relating to shares of common stock of Log Point Technologies, Inc. ("Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issued to Mr. Shanks as a result of the merger of Log Point Technologies, Inc. into Sandtech Developments, Inc.

ITEM 1. SECURITY AND ISSUER:

         Securities acquired:       Shares of Common Stock, No Par Value.

         Issuer:                    Log Point Technologies, Inc.
                                    (formerly Sandtech Developments, Inc.)
                                    465 Fairchild Drive
                                    Mountain View, CA  94043

ITEM 2. IDENTITY AND BACKGROUND:

     Log Point Technologies, Inc., ("Log Point"), a Colorado corporation (formerly Sandtech Developments, Inc.) is developer of high performance digital computation products including software that can enhance the speed of certain mathematical processes. Its principal offices are located at 465 Fairchild Drive, Mountain View, CA 94043. Mr. Shanks is an officer, director and full-time employee of Log Point.

          (a) Name: Samuel P. Shanks

          (b) Address: 465 Fairchild Drive, Mountain View, CA 94043;

          (c) Mr. Shanks is President, Chief Executive Officer, Director and full-time employee of Log Point, 465 Fairchild Drive, Mountain View, CA 94043;

          (d) Mr. Shanks has not been convicted in a criminal proceeding during the last five (5) years;

          (e) Mr. Shanks is not nor has he been during the past five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

          (f) Citizenship: USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     The shares of Log Point Technologies, Inc., a Colorado corporation, located at 465 Fairchild Drive, Mountain View, CA 94043, were acquired by Mr. Shanks as a result of the merger of Log Point Technologies, Inc. into Sandtech
Developments, Inc. on October 24, 1997, and are being reported at this time because Log Point has filed a Form 10SB to become a reporting company, which filing becomes effective on October 18, 1999.

ITEM 4. PURPOSE OF TRANSACTION:

     Log Point Technologies, Inc., a California corporation ("Log Point California"), and Sandtech Developments, Inc. ("Sandtech"), a Colorado corporation, merged effective October 24, 1997, with Sandtech as the surviving corporation. Pursuant to the merger, Sandtech changed its name to Log Point Technologies, Inc. As a result of the merger, Mr. Shanks, as a shareholder of Log Point California, received 2,029,824 shares in Sandtech for the shares he previously held in Log Point California.

     Mr. Shanks does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company. Mr. Shanks reserves the right to acquire or dispose of additional securities of the Issuer, if and when permitted by law to the extent deemed advisable in light of market conditions and any other relevant factor.

     Mr. Shanks does not have any present plans or proposals that would result in any of the following:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) any change in the present Board of Directors or officers of the Company;

          (d) any material change in the present capitalization or dividend policy of the Company;

          (e) any other material change in the Company's business or corporate structure;

          (f) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

          (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY:

          (a) As of October 18, 1999, Mr. Shanks was the owner of 2,029,824 shares or 18.35% of the outstanding Common Stock of the Company.

          (b) Mr. Shanks has the sole power to vote and dispose of the shares that he holds.

          (c) None other than that referred to in Item 4 above.

          (d) No other person has the right or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Mr. Shanks does not have an agreement written or otherwise with any other shareholder of the Company to vote, not vote or otherwise take any action in concert with respect to his beneficial ownership in the shares of the Company which he owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



By:   /S/ Samuel P. Shanks                                      October 18, 1999
      -----------------------
          Samuel P. Shanks